UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 12, 2021

Commission File Number: 333-255540

Just Eat Takeaway.com N.V.
(Registrant’s name)

Oosterdoksstraat 80
1011 DK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report includes materials as exhibits that have been published and made available by Just Eat Takeaway.com N.V. to its shareholders, as of May 12, 2021.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1.	Press release entitled “Just Eat Takeaway.com publishes prospectus in connection with the proposed acquisition of Grubhub”, dated May 12, 2021.

Exhibit 2.
Prospectus, dated May 12, 2021, relating to the proposed issue of new Just Eat Takeaway.com N.V. ordinary shares in connection with the proposed acquisition of Grubhub, Inc. and the application for admission to listing and trading of the ordinary shares on Euronext Amsterdam and the admission to listing on the UK Official List and to trading on the London Stock Exchange’s main market for listed securities of the ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2021	JUST EAT TAKEAWAY.COM N.V.

	By:	/s/ Brent Wissink
	Name:	Brent Wissink
	Title:	Chief Financial Officer